 EXHIBIT 21.1

Subsidiaries
Subsidiaries	Jurisdiction
Perficient, Inc.	Delaware
Perficient Canada Corp.	Province of Ontario, Canada
BoldTech International LLC	Colorado
BoldTech Systems (Hangzhou), Ltd.	People’s Republic of China
Perficient India Private Limited	India
ForwardThink Group Inc.	Delaware
BioPharm Systems, Inc.	Delaware
Perficient UK Ltd.	United Kingdom
Market Street Solutions, Inc.	Tennessee